28 September 2011

Mr Ethan Horowitz

Accounting Branch Chief

United States Securities & Exchange Commission

100 F Street, NE

WASHINGTON DC 20549-4628

Dear Mr Horowitz

I acknowledge receipt of your letter of 23 September 2011 to Mr John Bevan, Chief Executive Officer, Alumina Limited.

We require liaison with our joint venture partner Alcoa lnc as we prepare our response to certain questions.

Accordingly, I request an amended response time. I plan to provide the requested response within 45 days.

I would appreciate your acknowledgement of this amended response time.

Yours faithfully
/s/ CHRIS THIRIS
CHRIS THIRIS
INTERIM CHIEF FINANCIAL OFFICER